PMI VENTURES LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

JUNE 30, 2004

Responsibility for Financial Statements

The accompanying financial statements for PMI Ventures Ltd. have been prepared by management in accordance with Canadian generally accepted accounting principles. These financial statements, which are the responsibility of management, are unaudited and have not been reviewed by the Company's auditors. Management believes the financial statements are free of material misstatement and present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and 2003 and the results of its operations and its cash flows for the periods then ended.

PMI VENTURES LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

	June 30,	December 31,
	2004	2003

ASSETS

Current
Cash and cash equivalents	$338,035	$867,606
Receivables	22,430	56,475
Prepaid expenses	72,831	41,603
Short term investment (Note 4)	-	1,500,000

Total current assets	433,296	2,465,684

Due from related parties (Note 10)	56,400	43,824

Mineral property interests and deferred exploration costs (Note 5)	3,610,210	2,107,890

Oil and gas properties (Note 6)	1	1

Equipment (Note 7)	15,961	16,714

Total assets	$4,115,868	$4,634,113

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

PMI VENTURES LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

	June 30,	December 31,
	2004	2003

Continued…

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$45,848	$227,238
Due to related parties (Note 10)	11,464	18,285

Total liabilities	57,312	245,523

Commitment (Note 14)

Stockholders' equity
Capital stock (Note 9)
Authorized
100,000,000 common shares, without par value
100,000,000 Class A voting preference shares, $10 par value each
100,000,000 Class B voting preference shares, $50 par value each

Issued and outstanding
23,475,396 common shares (2003– 23,475,396)	9,507,438	9,507,438
Subscriptions received in advance	-	-
Contributed surplus	1,312,944	698,379
Deficit	(6,761,826)	(5,817,227)

Total stockholders' equity	4,058,556	4,388,590

Total liabilities and stockholders' equity	$4,115,868	$4,634,113

Nature and continuance of operations (Note 1)

On behalf of the Board:

"Douglas MacQuarrie"	Director	"Len Dennis"	Director

The accompanying notes are an integral part of these consolidated financial statements.

PMI VENTURES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30

	2004		2003
	3 months	6 months	3 months	6 months

EXPENSES
Amortization and depletion	$1,122	$2,215	$318	$637
Bank charges and interest	1,008	2,371	873	1,441
Investor relations	51,708	91,846	15,890	52,431
Management fees (Note 10)	14,650	33,500	12,000	24,000
Office and miscellaneous	9,693	19,604	15,129	29,684
Professional fees	54,060	54,060	43,073	71,076
Transfer agent and regulatory fees	8,418	11,918	5,736	19,719
Travel and promotion	24,055	34,815	9,327	31,729
Wages, Consulting and benefits (Note 9)	592,452	712,983	42,304	79,483

Total expenses	(757,166)	(963,312)	(144,650)	(310,200)

OTHER ITEMS
Gas sales, net of cost	1,761	1,624	4,943	4,943
Other income	12,638	17,089	2,137	3,394
				1,256

Loss for the period	(742,767)	(944,599)	(137,570)	(301,863)

Deficit, beginning of period	(6,019,059)	(5,817,227)	(4,963,179)	(4,798,886)

Deficit, end of period	$(6,761,826)	$(6,761,826)	$(5,100,749)	$(5,100,749)

Basic and diluted loss per common share	$(0.03)	$(0.04)	$(0.01)	$(0.02)

Basic and diluted weighted average number of
common shares outstanding	23,475,396	23,475,396	12,705,234	13,080,234

The accompanying notes are an integral part of these consolidated financial statements.

PMI VENTURES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
(Expressed in Canadian dollars)

	Capital Stock
			Equity
			Component	Subscriptions
	Number		of	Received	Contributed
	of Shares	Amount	Convertible	In Advance	Surplus	Deficit	Total
			Notes

Balance, December 31, 2000	14,141,948	$4,043,780	$-	$-	$-	$(4,184,984)	$(141,204)

Share consolidation (5:1)	(11,313,559)	-	-	-	-	-	-

Issued for conversion of
convertible notes	900,000	90,000	-	-	-	-	90,000

Equity component of
convertible notes	-	-	125,626	-	-	-	125,626

Loss for the year	-	-	-	-	-	(107,768)	(107,768)

Balance, December 31, 2001	3,728,389	4,133,780	125,626	-	-	(4,292,752)	(33,346)

Issued for conversion of
convertible notes	5,152,000	568,200	(125,626)	-	-	-	442,574

Exercise of warrants	1,250,000	187,500	-	-	-	-	187,500

Share issuance costs	-	(10,494)	-	-	-	-	(10,494)

Share subscriptions received	-	-	-	13,500	-	-	13,500

Stock-based compensation	-	-	-	-	71,762	-	71,762

Loss for the year	-	-	-	-	-	(506,134)	(506,134)

Balance, December 31, 2002	10,130,389	4,878,986	-	13,500	71,762	(4,798,886)	165,362

Exercise of warrants	4,982,000	891,686	-	(13,500)	(18,385)	-	859,801

Exercise of stock options	78,333	26,654	-	-	(7,071)	-	19,583

Private placement issues	7,234,674	3,140,920	-	-	472,179	-	3,613,099

Share issuance costs	-	(200,808)	-	-	-	-	(200,808)

Agents' warrants issued	-	-	-	-	58,801	-	58,801

Stock-based compensation	-	-	-	-	121,093	-	121,093

Property acquisitions	1,000,000	735,000	-	-	-	-	735,000

Acquisition of subsidiary	50,000	35,000	-	-	-	-	35,000

Loss for the year	-	-	-	-	-	(1,018,341)	(1,018,341)

Balance, December 31, 2003	23,475,396	$9,507,438	$-	$-	$698,379	$(5,817,227)	$4,388,590

Stock-based compensation	-	-	-	-	614,565	-	614,565

Loss for the period	-	-	-	-	-	(944,599)	(944,599)

Balance, June 30, 2004	23,475,396	$9,507,438	$-	$-	$1,312,944	$6,761,826	$4,058,556

The accompanying notes are an integral part of these consolidated financial statements.

PMI VENTURES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30

	2004		2003
	3 months	6 months	3 months	6 months

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(742,767)	$(944,599)	$(137,570)	$(301,863)
Items not affecting cash:
Amortization and depletion	1,122	2,215	318	637
Stock-based compensation	542,805	614,565	-	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	9,931	34,045	(14,286)	(21,360)
(Increase) decrease in prepaid expenses	40,578	(31,228)	(6,060)	(4,093)
(Increase) decrease in amounts due from related parties	(703)	(12,576)	343	1,059
Increase (decrease) in accounts payable and accrued liabilities	(78,591)	(181,390)	(19,330)	87,044

Net cash used in operating activities	(227,625)	(518,968)	(176,585)	(238,576)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	-	-	377,500	1,557,400
Issuance costs	-	-	-	(82,732)
Advances from (repayment of) related parties	(309)	(6,821)	(13,500)	(13,500)

Net cash provided by financing activities	(309)	(6,821)	364,000	1,461,168

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and deferred exploration costs	(907,185)	(1,502,320)	(765,575)	(955,995)
Redemption of short term investment	1,000,000	1,500,000	-	(2,877)
Purchase of equipment	(387)	(1,462)	-	-
Advances to related parties	-	-	-	-

Net cash used in investing activities	92,428	(3,782)	(765,575)	(958,872)

Increase in cash and cash equivalents during the period	(135,506)	(529,571)	(578,160)	263,720

Cash and cash equivalents, beginning of period	473,541	867,606	1,016,255	174,375

Cash and cash equivalents, end of period	$338,035	$338,035	$438,095	$438,095

Supplemental disclosure with respect to cash flows (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) JUNE 30, 2004

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquisition and exploration of mineral property interests. In addition, the Company has residual interests in an oil and gas property, as described in Note 6. However, the Company is not pursuing additional or new exploration in this area and it does not comprise the Company's principal business activity.

On March 27, 2001 the Company changed its name from Primero Industries Ltd. to PMI Ventures Ltd. and consolidated its capital stock on a 5:1 basis. During the year ended December 31, 2003, the Company acquired all 725,000 outstanding shares of common stock of Columbia Hunter Capital Corp. (Note 3). In January 2004, the Company incorporated a wholly owned subsidiary, Adansi Gold Company (Gh) Ltd., under the laws of Ghana, West Africa.

The Company is in the process of exploring its mineral property interests and has not yet determined whether the mineral property interests contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral property interests and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	June 30,	December 31,
	2004	2003

Deficit	$(6,761,826)	$(5,817,227)
Working capital	375,984	2,220,161

2.
SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies adopted by the company are as follows:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries -PMI Resources (Delaware) Corp., which is incorporated under the laws of the state of Delaware in the United States of America and and Adansi Gold Company (Gh.) Ltd., which is incorporated under the laws of Ghana, West Africa. All material inter-company transactions and balances have been eliminated upon consolidation.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) JUNE 30, 2004

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and funds held in trust with the lawyer. To limit its credit risk exposure for amounts in excess of federally insured limits, the Company places its deposits with financial institutions of high credit standing.

Receivables

Provisions are made for doubtful accounts on an individual basis as necessary.

Investments

Long-term investments are carried at cost. If it is determined that the value of the investment is permanently impaired, it is written down to its estimated net realizable value.

Oil and gas properties and related depletion

The Company has an interest in an oil and gas property (Note 6) and is holding this interest as an investment which has been written-down to $1 in value.

Estimated future removal and site restoration costs are provided for using the unit-of-production method. These costs are based on engineering estimates of the anticipated costs of site restoration in accordance with current legislation and industry practices. The annual charge is recorded as additional depletion and amortization. No charges were recorded during the years presented.

Crown royalties and production revenue from oil and gas properties are recognized when amounts are received, after title passes and collection of the amount is reasonably assured.

Mineral property interests and deferred exploration costs

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost. The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost. All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment. If a mineral property interest is abandoned, the mineral property interests and deferred exploration costs will be written off to operations in the period of abandonment.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) JUNE 30, 2004

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral property interests and deferred exploration costs (cont'd…)

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject property. Management's determination for impairment is based on: i) whether the Company's exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued; ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work. As at June 30, 2004 and December 31, 2003 management believes that no impairment relating to the mineral property interests and deferred exploration costs was required.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the assigned value of share consideration issued for mineral property interest acquisitions and exploration costs incurred. The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Cost of maintaining mineral property interests and deferred exploration costs

The Company does not accrue the estimated future costs of maintaining its mineral property interests and deferred exploration costs in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged against income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recorded on a declining balance basis at the following annual rates:

Computer equipment	30%
Furniture and equipment	20%

Foreign currency translation and transactions

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses denominated in a foreign currency are translated at an average exchange rate for the period. Realized foreign exchange gains and losses are included in loss for the year.

During the period ended June 30, 2004, the aggregate foreign currency transaction loss recognized in determining year-to-date loss was $8,905 (2002 - $642 and 2001 - $Nil).

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) JUNE 30, 2004

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock based compensation

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870") which recommends the fair value-based methodology for measuring compensation costs but permits the intrinsic value-based method. For the year ended December 31, 2002, the Company applied the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. For the year ended December 31, 2003, the Company has prospectively adopted the fair value method for measuring compensation. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive. Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

3.	BUSINESS ACQUISITION

During the year ended December 31, 2003, the Company acquired all 725,000 outstanding shares of common stock of Columbia Hunter Capital Corp. ("CHCC"), a Delaware corporation, from the shareholders thereof in exchange for 50,000 shares of common stock of the Company (the "Acquisition"). The Acquisition was effective on September 22, 2003. The fair value of the shares issued on that date was $35,000.

Immediately following the Acquisition, PMI Resources (Delaware) Corp., a newly incorporated, wholly owned subsidiary of the Company, merged with CHCC. The merger was effective on September 26, 2003.

Subsequent to the Acquisition, the Company determined that the carrying value of the subsidiary company exceeded its fair value as CHCC had no net assets and no sources of revenues at the date of the Acquisition and was unlikely to generate such net assets or revenue in the future. Accordingly, the Company recorded an impairment in goodwill for the full $35,000 fair value at which the investment was initially recorded.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) JUNE 30, 2004

3.	BUSINESS ACQUISITION (cont'd)

The Acquisition was approved by the unanimous consent of the Board of Directors of the Issuer and its shareholders on September 19, 2003, and was effective on September 22, 2003.

4.	SHORT TERM INVESTMENT

The short term investment consists of a guaranteed investment certificate bearing a nominal rate of interest, maturing October 14, 2004. During the second quarter of fiscal 2004 this investment was redeemed in its entirety.

5.	MINERAL PROPERTY INTERESTS AND DEFERRED EXPLORATION COSTS

Title to mining properties involves certain inherent risks. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing. The properties in which the Company has committed to earn an interest are located in Ghana, West Africa and the Company is therefore relying on title opinion by legal counsel who is basing such opinions on the laws of Ghana.

	2004	2003

Acquisition costs
Balance, beginning of period	$825,000	$-

Additions during the period	512,269	825,000
Balance, end of period	1,337,269	825,000

Exploration costs
Balance, beginning of the period	1,282,890	-

Additions during the period:
Assaying, testing and analysis	13,508	1,125
Diamond drilling	264,083	495,709
Project management and related exploration costs	693,379	758,421
Transportation and travel	19,081	27,635

Additions during the period	990,051	1,282,890

Balance, end of the period	2,272,941	1,282,890

Total	$3,610,210	$2,107,890

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) JUNE 30, 2004

5.	MINERAL PROPERTY INTERESTS AND DEFERRED EXPLORATION COSTS (cont'd…)

Asankrangwa Gold Belt

The Company entered into a letter agreement dated November 22, 2002 with Goknet Mining Company Limited ("Goknet") whereby the Company has an option to acquire up to an 85% undivided interest in Goknet's Ashanti II Project which is located in the Asankrangwa Gold Belt in South Western Ghana, West Africa. The consideration to this option and joint venture agreement is as follows:

	a)	On the effective date of the agreement pay CAD$90,000 and issue 500,000 common shares of the Company (paid and issued during 2003).

	b)	On the first anniversary date pay US$100,000 (paid), issue 500,000 common shares (issued) of the Company and have incurred expenditures of US$500,000 (incurred) on the project;

	c)	On the second anniversary date, pay US$100,000, issue 750,000 common shares of the Company and have incurred cumulative expenditures of US$1,500,000 on the project; and

	d)	On the third anniversary date, issue 1,250,000 common shares of the Company and have incurred cumulative expenditures of US$3,000,000 on the project.

The Company will be deemed to have acquired an undivided interest in the project, equivalent to a formula set out in the agreement, commencing with a minimum contribution of 42.5% undivided interest to a maximum of 85% undivided interest in the project.

Within 30 days of the date the Company completes the exercise of the option, Goknet may elect to retain an undivided 15% interest in the project or to convert such interest to a 4% net smelter returns ("NSR") royalty interest. The Company will pay to Goknet advance NSR payments of US$100,000 per year commencing on the date the election to convert to an NSR interest is made, deductible against future NSR payments. The Company may also elect to purchase 50% of Goknet's 4% NSR interest by paying to Goknet US$1,000,000 for 1% or US$2,000,000 for 2%.

The parties have agreed to form a joint venture if Goknet elects to retain an undivided 15% interest or the Company acquired less than an undivided 85% interest.

The TSX-V has accepted the consideration up to the second anniversary of the effective date of the agreement. The share consideration in the third year will be subject to further TSX-V review and approval.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) JUNE 30, 2004

6.	OIL AND GAS PROPERTIES

	June 30,	December 31,
	2004	2003

Balance, beginning of period	$1	$1
Drilling	-	-
Engineering	-	-
	-	-

Depletion for the period	-	-

Write-down during the period	-	-

Balance, end of period	$1	$1

Little Bow, Alberta

The Company entered into a farm-out letter agreement dated February 1, 2001 with Omax Resources Ltd. whereby the Company was granted an option to acquire a 60% interest in an oil and gas lease. Pursuant to the agreement, the Company agreed to pay 100% of the drilling and abandonment or the drilling, completion and tie-in costs to bring the well to production. During the year ended December 31, 2002, management determined the property to be uneconomical and decided to write down its interest in the oil and gas properties to a nominal value.

7.	EQUIPMENT

	June 30,			December 31,
	2004			2003

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Computer equipment	$10,669	$2,399	$8,270	$10,131	$986	$9,145
Furniture and equipment	9,464	1,773	7,691	8,539	970	7,569

	$20,133	$4,172	$15,961	$18,670	$1,956	$16,714

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) JUNE 30, 2004

8.	CONVERTIBLE NOTES

On September 21, 2001, the Company issued units consisting of convertible notes in the aggregate principal amount of $605,200 together with 6,052,000 detachable share purchase warrants. The notes were non-interest bearing and were to mature on September 21, 2003. The holders of the convertible notes had the option to convert the notes into common shares of the Company at a conversion price of $0.10 until September 21, 2002 and $0.15 until September 21, 2003.

Each share purchase warrant entitled the holder to purchase one common share of the Company at a price of $0.10 per share on or before September 21, 2002 and at a price of $0.15 per share until September 21, 2003.

Using pricing models, the convertible notes were segregated into the respective fair value of their debt and equity components on the date the convertible notes were originally issued. The convertible notes and detachable warrants issued during the year ended December 31, 2001 were segregated into a debt component of $457,619 and an equity component of $147,581.

As of December 31, 2002, all of the notes had been converted to equity.

9.	CAPITAL STOCK

Capital stock transactions

There was no capital stock issued during the six months of fiscal 2004.

During the year ended December 31, 2003, the following stock transactions occurred:

	a)	The Company issued 4,982,000 shares on the exercise of warrants for proceeds of $859,801;

	b)	78,333 common shares were issued for proceeds of $19,583 on the exercise of stock options;

c)
The Company issued 7,234,674 common shares on private placements to investors for total proceeds of $3,671,900. Fees and commissions related to these offerings totalled $200,808, resulting in net proceeds to the Company of $3,471,092. In conjunction with these private placements, a total of 4,911,491 share purchase warrants were issued, of which 444,231 were issued to agents in conjunction with finders fees and 4,467,260 were issued to investors.

	d)	1,000,000 common shares were issued at a fair value of $735,000 for mineral property interests; and

	e)	50,000 common shares were issued at a fair value of $35,000 to acquire a subsidiary company (Note 3).

Escrow shares

Included in issued and outstanding shares at June 30, 2004 and December 31, 2003 are 62,083 common shares that are escrowed shares and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) JUNE 30, 2004

9.	CAPITAL STOCK (cont'd…)

Stock options

The Company, in accordance with the policies of the TSX-V, is authorized to grant options to its directors, officers and employees to acquire up to 20% of issued and outstanding common stock. The options are for a maximum term of 5 years and vest in three tranches over a period of 1.5 years.

As at June 30, 2004, the following incentive stock options were outstanding and exercisable:

			Weighted
		Number of	Average		Average Remaining
Number	Exercise	Options	Exercise		Contractual Life
of Shares	Price	Exercisable	Price	Expiry Date

376,667	$0.25	376,667	$0.25	November 27, 2007	3.41 years
590,000	$0.45	393,333	$0.45	May 23, 2008	3.90 years
50,000	$0.45	16,667	$0.45	August 28, 2008	4.16 years
100,000	$0.45	33,333	$0.45	October 14, 2008	4.29 years
150,000	$0.56	-	$0.56	February 23, 2009	4.65 years
2,325,000	$0.30	-	$0.30	June 28, 2009	4.99 years
3,591,667		820,000

During the period ended June 30, 2004, the Company amended the exercise price of stock options granted during fiscal 2003 from $0.70 to $0.45 per common share.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	June 30,		December 31,
	2004		2003

		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price

Options, beginning
of period	2,381,667	$0.56	795,000	$0.25
Granted	2,675,000	$0.33	1,665,000	$0.70
Exercised	-	-	(78,333)	$0.25
Expired/ forfeited	(1,465,000)	$0.58	-

Options, end of period	3,591,667	$0.34	2,381,667	$0.56

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) JUNE 30, 2004

9.	CAPITAL STOCK (cont'd…)

Stock-based compensation

During the year ended December 31, 2003, the Company elected to adopt the fair value method to value stock based compensation. Under the transitional provisions of Section 3870, the method has been applied prospectively.

During the year ended December 31, 2002, the Company measured compensation costs using the intrinsic value- based method for employee stock options. Had the compensation costs for the year ended December 31, 2002 been determined based on the fair value of the options at the grant date using the Black-Scholes option pricing model, additional compensation expense would have been recorded in the statement of operations of the period, with pro forma results as presented below. Under the transitional provisions of Section 3870, comparative figures for the year ended December 31, 2001 are not required.

2002

Loss for the year as reported	$(506,134)
Compensation expense	(167,228)

Pro forma net loss for the year	$(673,362)

Pro forma basic and diluted loss per common share	$(0.12)

The Company granted 350,000 stock options to directors and consultants during the first quarter of fiscal 2004. Accordingly, the stock based compensation recognized, based on the Black-Scholes option pricing model, was $71,760 and was recorded as wages, consulting and benefits expense. The assumptions used for the Black-Scholes calculation were: a term of five years; a risk free interest rate of 4.06%; and an expected volatility of 40.93% .

An additional 2,325,000 stock options were granted to directors, employees and consultants during the second quarter of fiscal 2004. The stock based compensation recognized, based upon the Black-Scholes option pricing model, was $542,805. This amount was recorded as wages, consulting and benefits expense. The assumptions used for the Black-Scholes calculation were: a term of five years; a risk free interest rate of 4.06%; and an expected volatility of 103.82% .

The Company granted 1,665,000 stock options to employees during the year ended December 31, 2003. Accordingly, the stock based compensation recognized, based on the Black-Scholes options pricing model, was $121,093 and was recorded as wages and benefits expense.

The Company granted 100,000 stock options during the year ended December 31, 2002 to third party consultants. Accordingly, the stock-based compensation recognized, based on the Black-Scholes option pricing model, was $30,062 (2001 - $Nil) and was recorded as an engineering consulting expense.

The Company also granted 695,000 stock options during the year ended December 31, 2002 to employees at an exercise price below the share price at the date of granting. Accordingly, the stock-based compensation recognized, based on the intrinsic value was $21,600 (2001 - $Nil) and $20,100 (2001 - $Nil) and was recorded as management fees and wages and benefits, respectively.

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted during the years ended December 31, 2003 and 2002:

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) JUNE 30, 2004

9.	CAPITAL STOCK (cont'd…)

	2003	2002

Risk-free interest rate	3.09% - 3.20%	4.39%
Expected life of options	0.5 to 1.5 years	5 years
Stock price volatility	50% - 58%	185.85%
Dividend rate	0.00%	0.00%

Warrants The following share purchase warrants were outstanding at June 30, 2004 and December 31, 2003:

Number	Weighted
of Shares	Average Grant	Exercise Price	Expiry Date
	Date Fair Value

1,519,845	$0.12	$0.85	July 4, 2004

		$0.70 during year one and	October 16, 2005
3,211,646	$0.13	$1.00 during year two
4,731,491	$0.13

10.	RELATED PARTY TRANSACTIONS

During the current year, the Company paid or accrued management fees of $33,500 (2003 - $24,000) to directors and companies controlled by directors of the Company.

Amounts owing to the Company pertain to shared office costs incurred during prior periods via companies related by way of a common director.

Amounts due from and to related parties are unsecured, non-interest bearing with no specific terms of repayment and accordingly the fair value cannot be determined. These amounts have been advanced for the purposes of working capital between companies with a director in common. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions which occurred during the period ended June 30, 2004 arose when the Company issued 2,675,000 stock options to directors, employees and consultants at an exercise price resulting in consulting fees and wages and benefits of $614,565 (2003 - $Nil) offset by contributed surplus of $614,565 (2003 - $Nil)(See Note 9).

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) JUNE 30, 2004

13.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, due from related parties, short term investments, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from the financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As substantially all of the Company's operations are conducted in Ghana, the Company is subject to different considerations and other risks not typically associated with companies operating in North America and Western Europe. These include risks associated with, among others, political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in Ghana and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, amongst other things.

14.	COMMITMENT

The Company has entered into an operating lease agreement for office premises. The annual lease commitments under this lease are as follows:

2004	$6,226
2005	12,452

$18,678

14.	SUBSEQUENT EVENTS

Subsequent to June 30, 2004, the Company:

a)
completed a brokered private placement of 3,378,571 Units to raise gross proceeds of $946,000. Each Unit consists of one common share and one-half of one common share purchase warrant ("Warrant"), each whole Warrant entitling the holder to acquire one additional common share of the Company for a period of eighteen months at a price of $0.35 per share. A cash commission of 8% of the aggregate gross proceeds of the placement was paid upon closing of the placement. In addition, the Company granted Toll Cross Securities Inc. (the "Agent") a Compensation Option entitling it to purchase up to 234,571 Units of the Company at an exercise price of $0.28 per Unit. Each Unit is comprised of one common share and one-half of one common share purchase warrant ("Agent Warrant"). Each whole Agent Warrant entitles the Agent to purchase one additional common share of the Company at a price of $0.35 at any time on or prior to January 28, 2006.